July 31, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Beverly Singleton or Andrew Blume

Re:	Turning Point Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Filed May 2, 2024
File No. 001-37763

Dear Ms. Singleton and Mr. Blume:

On behalf of Turning Point Brands, Inc. (“Turning Point” or the “Company”), I am responding to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission by letter dated July 9, 2024, with respect to Turning Point’s Form 10-K and Form 8-K listed above (the “Comments”). The number of paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience have been incorporated into this response letter. The Company respectfully acknowledges the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations EBITDA and Adjusted EBITDA, page 48

1.	We note your response to comment 4 and have the following comments:

•
Considering the premarket review process (“PMTA”) appears to apply to all companies in your industry, please further clarify why such costs are “unusual” and do not represent normal, recurring cash operating expenses. Although the PMTA may lead to “staggered and unpredictable costs,” please note that Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“Non- GAAP C&DI’s”) indicates the staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.

•
Your response indicates “the indenture governing the Company’s senior secured notes permit it to add back PMTA costs in determining Adjusted EBITDA and is used thereunder for various calculations required to be performed to determine what the Company is or was, permitted to do under the indenture.” Confirm whether or not the Adjusted EBITDA measure presented in your filing represents a covenant of your senior notes and, if so, whether the presented measure is calculated exactly as set forth in the indenture. See Question 102.09 of the Non-GAAP C&DI’s.

Turning Point Brands, Inc.

In response to the Staff’s comment, we take into consideration Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (the “C&DIs”), as well as Rule 100(b) of Regulation G to which such Question relates when developing our Non-GAAP Financial Measures disclosures. In addition, we also note that Question 102.03 of the C&DIs provides that “[t]he fact that a registrant cannot describe a charge or gain as nonrecurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” We respectfully advise the Staff that we have continued to consider the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and the Company maintains its belief that the exclusion of expenses related to the Food and Drug Administration’s (“FDA”) premarket review process (“PMTA”) from its calculation of Adjusted EBITDA does not cause this non-GAAP financial measure to be misleading and, in fact, provides investors and the market with information necessary (and requested) to appropriately analyze the Company’s results.

The concern outlined in the answer to Question 100.01 of the Commission’s Non-GAAP C&DI’s is that “presenting a non-GAAP performance measure that excludes normal, recurring cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading. When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry, and regulatory environment.” The Company is of the strong belief that the PMTA expense added back to its Adjusted EBITDA measure is not a “recurring cash operating expense necessary to operate a registrant’s business.” Rather, the Company believes the PMTA expense should be viewed similar to the costs associated with the launch of a new product or line of business – a onetime investment necessary to allow the Company to sell the products subject to PMTA review and ultimately authorization. As noted below, the Company believes its equity and debt investors maintain the same perspective. The Staff has permitted adjustments as a result of product launch costs to non-GAAP performance measures on many occasions.

Furthermore, the unusual nature of the PMTA regulatory regime supports the Company’s position that the PMTA expense is not a “recurring cash operating expense necessary to run [the Company’s] business”. The products subject to PMTA review had been in the market for years prior to the adoption of the PMTA regime, thus the Company had been operating its business without the PMTA expense for years. Once the PMTA legislation was implemented, it became necessary to submit an application to the FDA to receive marketing authorization, and during the pendency of the application, the Company was able to continue to market the products. This application itself is a onetime resource-intensive process for each covered product; however, due to the nature of the implementation process for those products already in the market, the application has taken multiple years to complete rather than the typical one-time submission and associated costs. As noted in the Company’s previous response letter submitted to the SEC on June 21, 2024, the Company’s current PMTA spend relates solely to applications for two product lines that fall within the “modern oral nicotine” space.

Turning Point Brands, Inc.

The Company emphasizes that of the many regulated products it sells, only two product lines were subject to the passage of an amendment to the 2024 appropriations bill, which was unrelated to either the FDA in general or to the tobacco regulatory environment specifically. Unlike many participants in the industry that will continue to introduce new products that will require PMTA applications and spend, we expect that once the PMTA process for these final two product lines is complete there will be no additional PMTA spend and therefore the PMTA expense add back will no longer be presented.

Regarding any potential for these adjustments to mislead, the Company separately itemizes PMTA costs in our Adjusted EBITDA reconciliation to allow investors to easily adjust our calculation of adjusted EBITDA if they so choose. Based on many discussions with shareholders, debt investors and analysts, it is clear these stakeholders view these PMTA expenses as outside of normal operating expenses and appreciate the Company separately identifying the amount spent on the process. Further, in assessing our performance, our Board of Directors and management team focuses on adjusted EBITDA inclusive of the add-backs for PMTA. Therefore, publicly disclosing a different version of this performance measure, one not relied upon by the Company, could create investor confusion.

As a result, the Company continues to believe that adjusting for PMTA spend complies with Non-GAAP Financial Measures C&DIs, is not misleading, and provides useful supplemental information to investors to understand trends in our financial results. As noted in our initial response, the Company intends to include additional disclosure regarding the PMTA process in the disclosure related to its presentation of Adjusted EBITDA, including in the footnote to the reconciliation, to further assist investors in analyzing the Company’s results. We would be happy to arrange a call with the Staff to discuss further.

Note 22. Additional Information with Respect to Unrestricted Subsidiary, page 93

2.	We note your response to comment 13. Please provide all disclosures required by Rule 4- 08(e)(1) of Regulation S-X regarding restrictions on the payment of dividends by the registrant.

The company acknowledges the Staff’s comment and kindly refers the Staff to “Note 23. Dividends and Share Repurchase” in the notes to the Company’s consolidated financial statements for the fiscal year ended December 31, 2023, included in the Company’s Annual Report on Form 10-K which describes the restrictions on the Company’s payment of dividends and addresses the disclosure required by Rule 4-08(e)(1) of Regulation S-X. In future filings, the Company will revise the disclosure to include a cross-reference to Note 23.

For any questions regarding the Company’s responses, please don’t hesitate to contact Andrew Flynn at (502)-774-4421 or Brett D. Nadritch of Milbank LLP at (212)-530-5301.

Sincerely,

/s/ Andrew Flynn

Andrew Flynn
Senior Vice President and CFO

Turning Point Brands, Inc.

CC:	Brittani N. Cushman, General Counsel and Corporate Secretary
Brian Wigginton, Chief Accounting Officer
Brett D. Nadritch, Milbank LLP